KPMG LLP Telephone (514) 840-2100

600 de Maisonneuve Blvd. West Fax (514) 840-2187

Suite 1500, Tour KPMG Internet www.kpmg.ca

Montréal (Québec) H3A 0A3

Canada

Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of TFI International Inc.

We consent to the use of our reports dated February 22, 2023, with respect to the consolidated financial statements of TFI International Inc. which comprise the consolidated statements of financial position as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years ended December 31, 2022 and 2021, and the related notes, and on the effectiveness of TFI International Inc.’s internal control over financial reporting as of December 31, 2022, which appears in the Annual Report on Form 40-F of TFI International Inc. for the year ended December 31, 2022.

/s/ KPMG LLP

Montréal, Canada

February 23, 2023